

Mail Room 3233

March 8, 2017

<u>Via E-mail</u>
Michael C. Forman
President and Chief Executive Officer
FS Credit Real Estate Income Trust, Inc.
201 Rouse Boulevard
Philadelphia, PA 19112

> **Re: FS Credit Real Estate Income Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed February 13, 2017**
> **File No. 333-216037**

Dear Mr. Forman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 20, 2016 letter

<u>General</u>

1. Please tell us whether FS Investments has previously sponsored any real estate related programs.

2. We note your belief that FS Investments' active and ongoing participation in the credit markets, combined with the experience and approach of FS Real Estate Advisor's management team, will allow the Advisor to successfully execute its investment strategy. We also note your discussion of FS Investments' "best-in-class institutional asset managers." Please balance these statements with a discussion of any material adverse developments experienced by FS Investments or tell us why you believe such a discussion is not appropriate.

3. We note your response to our prior comment 4. We have referred your response to the Division of Investment Management for further review.

4. We note your response to our prior comment 5, however, it does not appear that your facts are consistent with those present in the no action letter issued to Blackstone Real Estate Income Trust, Inc. dated September 12, 2016. As one example, we note that, as a daily NAV, your shareholders will not know the price at which their shares will be repurchased within the framework set forth in Blackstone. Please contact the Office of Mergers and Acquisition for further guidance.

Cover Page

5. Please revise throughout to clarify the extent to which you will offer at a fixed price for a specified period before pricing at daily NAV or otherwise explain how your pricing model complies with Item 501(b)(3) of Regulation S-K.

Questions and Answers About this Offering

How is an investment in shares of your stock different from traditional non-listed REITs, page 2

6. We note your response to comment 14. We acknowledge that companies may repurchase increased amounts under recent guidance from the staff in Rich Uncles NNN REIT, Inc. (Dec. 21, 2016) and Blackstone Real Estate Income Trust, Inc. (Sept. 12, 2016). Please tell us the basis for your belief that other NTRs have not modified their repurchase plans to take advantage of this recently expanded guidance.

How will you communicate the daily NAV per share, page 5

7. Please revise to clarify that investors will not know the daily NAV price applicable to their purchase when they submit a purchase request or otherwise clarify the manner in which the price is determined as discussed on page 29.

Prospectus Summary Structure, page 17

8. We note your response to comment 15. Please revise the chart to show the Class S common stock ownership by FS Investments and Rialto, in a manner similar to that shown with respect to the Private Investors.

Conflicts Involving Rialto, page 105

9. We note your disclosure indicating that "[w]ith the exception of any entity that Rialto is currently advising, we will solely and exclusively be entitled to all investment opportunities originated or sourced by Rialto in the Primary Assets." You also state that Rialto manages or advises a number of funds and other vehicles that invest in real estate-

related assets and that Rialto's agreements with those funds and vehicles may prohibit Rialto from presenting those investments to you unless the investment is rejected by the fund or other vehicle. Please revise this discussion to clarify that Rialto has programs that invest primarily in real estate-related debt, as discussed in the Prior Performance section, to provide additional context.

<u>Exhibit 5.1, Draft Legal Opinion</u>

10. We refer to your sixth assumption, which appears to assume material facts underlying the opinion. Please have counsel revise the legal opinion to clarify that, as of the date of the opinion, you have a sufficient number of authorized Class D Shares, Class I Shares, Class M Shares, and Class T Shares.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Orlic, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3503, for questions with respect to the applicability of the tender offer rules. You may contact Rochelle Plesset, Senior Counsel, Division of Investment Management, at (202) 551-6840, for questions with respect to your exemption from registration under the 1940 Act. You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or Kim McManus at (202) 551-3215 with any other questions.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Senior Counsel, Office of Real
Estate and Commodities

Cc: Rosemarie A. Thurston
       Alston & Bird LLP